

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 13, 2017

Hoyoung Huh
Secretary
AntriaBio, Inc.
1450 Infinite Drive
Louisville, CO 80027

      Re: AntriaBio, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 27, 2017
           File No. 000-54495

Dear Dr. Huh:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                                Division of Corporation Finance
                                              Office of Healthcare & Insurance